Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON FILES NEW TECHNICAL REPORT ON MUTANGA URANIUM PROJECT

Toronto, ON – September 16, 2013… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) announces that, as a result of a review by the Ontario Securities Commission (the “OSC”), the Company is issuing the following news release regarding its disclosure on the Mutanga Uranium Project. Denison has filed with the Canadian Securities regulators an updated National Instrument 43-101 (“NI 43-101”) compliant technical report with respect to its Mutanga Property, entitled “Mineral Resource Estimates for the Mutanga Uranium Project, Denison Mines Corp., Zambia, Africa”, having an effective date of September 12, 2013 (the “New Mutanga Report”). The New Mutanga Report is available on SEDAR (www.sedar.com) under the Company’s profile.

In the course of the OSC’s review, OSC staff advised the Company that the technical report filed by the Company on March 28, 2012 entitled “The Dibwe East Project, Southern Province, Republic of Zambia” prepared by the Company and audited by RPA Inc. with respect to mineral resources estimated for the Dibwe East project in Zambia (the “Dibwe East Report”) does not comply with NI 43-101 since the Dibwe East Report did not include all of the current mineral resource estimates and material information relevant to the Mutanga Property as a whole.

To address the OSC’s comments regarding the Dibwe East Report, the Company engaged Malcolm Titley, B.Sc. (Geology and Chemistry), MAIG of CSA Global (UK) Ltd. (CSA), who is an independent “Qualified Person” for the purposes of NI 43-101, to prepare the New Mutanga Report with respect to the Mutanga Project as a whole. The New Mutanga Report addresses the mineral resources covered by the Dibwe East Report together with the mineral resources covered by the Company’s technical report filed on March 20, 2009 entitled “NI 43-101 Technical Report Mutanga Uranium Project, Zambia” with respect to the Company’s deposits on the Mutanga Property (the “Mutanga and Dibwe Report”). As a result, the New Mutanga Report supersedes and replaces the Dibwe East Report and the Mutanga and Dibwe Report.

The New Mutanga Report contains the mineral resource estimates shown in the following tables for the Mutanga Property:

Mutanga Mineral Resource Estimates as of September 12, 2013

Deposit	Classification	Tonnes (000s)	Grade (%U3O8)	U3O8 (000 lbs.)
Dibwe East*	Inferred	39,800	0.032	28,200
Mutanga*	Measured	1,880	0.048	2,000
	Indicated	8,400	0.031	5,800
	Inferred	7,200	0.021	3,300
Dibwe*	Inferred	17,000	0.023	9,000
Mutanga Ext.**	Inferred	500	0.034	400
Mutanga East**	Inferred	200	0.032	100
Mutanga West**	Inferred	500	0.034	400

Classification	Tonnes (000s)	Grade (%U3O8)	U3O8 (000 lbs.)
Measured	1,880	0.048	2,000
Indicated	8,400	0.031	5,800
subtotal M&I	10,280	0.034	7,800
Inferred	65,200	0.029	41,400

*	Reported above a cutoff grade of 0.01% U3O8
**	Reported above a cutoff grade of 0.02% U3O8

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101, based on the New Mutanga Report, and has been approved by Malcolm Titley, B.Sc., MAIG, who is a Qualified Person in accordance with the requirements of NI 43-101 and who prepared the New Mutanga Report. For a description of Denison’s quality assurance program and quality control measures, please see Denison’s Annual Information Form dated March 13, 2013 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 75% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(604) 689-7842
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release contains forward-looking information pertaining to the estimates of Denison’s mineral reserves and mineral resources.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described have reasonable prospects for economic extraction. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.